Exhibit 99.1

Cardiome Announces Agreement with Basilea for Distribution of Zevtera®/Mabelio® (Ceftobiprole) in Europe and Israel

VANCOUVER, Sept. 12, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has entered into a distribution and license agreement with Basilea for its antibiotic Zevtera®/Mabelio®. Under the terms of the agreement, Basilea has granted Cardiome an exclusive license to commercialize ceftobiprole in 34 European countries and Israel. Cardiome will provide Basilea with an upfront payment and additional milestone payments based upon achievement of certain commercial and regulatory milestones. As a result of the agreement, Cardiome will be responsible for the registration, promotion and commercialization of Zevtera®/Mabelio® in the covered countries. The drug is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. Cardiome plans to commercialize Zevtera®/Mabelio® in every European country where it currently has a direct sales force, with the potential for further distribution and expansion. Zevtera®/Mabelio® has shown sales growth since its launch.

"The addition of Zevtera®/Mabelio® to our product portfolio is an important step in our Company's strategic growth as it fits well alongside our previous license of Xydalba™ (dalbavancin hydrochloride), which was launched earlier this year. Ceftobiprole allows us to expand our offering of differentiated hospital products to our European customers while increasing the operating leverage within our commercial infrastructure" said Hugues Sachot, Cardiome's Chief Commercial Officer. "We expect to begin to recognize revenues from Zevtera®/Mabelio® immediately and our sales force will be ready to accelerate commercialization of this important antibiotic after the successful transition of Zevtera®/Mabelio® from Basilea to Cardiome in the months to come."

"Zevtera addresses a significant medical need for patients who are suffering from hospital- and community-acquired pneumonia. Cardiome has a strong presence in the specialty care market in key European countries and we look forward to supporting Cardiome in bringing Zevtera to even more patients across Europe," said David Veitch, Basilea's Chief Commercial Officer.

About ceftobiprole
Ceftobiprole (ceftobiprole medocaril sodium) is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp.1 Ceftobiprole is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP).1 Ceftobiprole is currently commercialized in Italy, France, Germany, the U.K., Austria and Switzerland under the brand name Zevtera® or Mabelio®. Basilea is preparing a clinical phase 3 program aiming at the regulatory approval of ceftobiprole in the United States. It consists of two cross-supportive phase 3 studies, one in the treatment of Staphylococcus aureus bacteremia (bloodstream infections) and the second one in acute bacterial skin and skin structure infections (ABSSSI). The program receives funding from the Biomedical Advanced Research and Development Authority (BARDA), the U.S. Department of Health and Human Services, Office of the Assistant Secretary for Preparedness and Response, under contract number HHSO100201600002C. Subject of a successful outcome of these studies, there may an option to apply for label extensions in Europe and other regions.

About hospital-acquired and community-acquired pneumonia
Hospital-acquired pneumonia (HAP) is one of the most common hospital-acquired infections and has been shown to have among the highest mortality rates of all hospital-acquired infections.2 Methicillin-resistant Staphylococcus aureus (MRSA) is one of the most frequent causes of hospital-acquired pneumonia.3 Community-acquired pneumonia (CAP) is a common condition with up to 60% of the patients requiring hospital admission and intravenous antibiotics.4 Prompt empiric intervention with an appropriate broad-spectrum antibiotic treatment is considered a best medical practice. The increasing incidence of bacteria resistant to many established antibiotics is a major concern.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

References

1.	UK Summary of Product Characteristics (SPC) Zevtera®: http://www.mhra.gov.uk/ [Accessed: September 12, 2017]
2.	C. Rotstein et al. Clinical practice guidelines for hospital-acquired pneumonia and ventilator-associated pneumonia in adults. Canadian Journal of Infectious Diseases & Medical Microbiology 2008 (19), 19-53
3.	R. N. Jones. Microbial etiologies of hospital-acquired bacterial pneumonia and ventilator-associated bacterial pneumonia. Clinical Infectious Diseases 2010 (51), S81-S87
4.	W. I. Sligl et al. Severe community-acquired pneumonia. Critical Care Clinics 2013 (29), 563-601

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing or future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed August 10, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

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%CIK: 0001036141

For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:00e 12-SEP-17